Exhibit 99.1

Knutsen Shuttle Tankers 14 AS and Knutsen Shuttle Tankers 15 AS Audited Combined Financial Statements as of and for the Years Ended December 31, 2013 and 2012

Index to Knutsen Shuttle Tankers 14 AS and Knutsen Shuttle Tankers 15 AS Audited Combined Financial Statements as of and for the Years Ended December 31, 2013 and 2012

Report of Independent Auditors	2
Knutsen Shuttle Tankers 14 AS and Knutsen Shuttle Tankers 15 AS Combined Statement of Operations for the Years Ended December 31, 2013 and 2012	3
Knutsen Shuttle Tankers 14 AS and Knutsen Shuttle Tankers 15 AS Combined Balance Sheet as of December 31, 2013 and 2012	4
Knutsen Shuttle Tankers 14 AS and Knutsen Shuttle Tankers 15 AS Combined Statement of Owner’s Equity for the Years Ended December 31, 2013 and 2012	5
Knutsen Shuttle Tankers 14 AS and Knutsen Shuttle Tankers 15 AS Combined Statement of Cash Flows for the Years Ended December 31, 2013 and 2012	6
Knutsen Shuttle Tankers 14 AS and Knutsen Shuttle Tankers 15 AS Notes to Combined Financial Statements as of and for the Years Ended December 31, 2013 and 2012	7

Report of Independent Registered Public Accounting Firm

To the Board of Directors of KNOT Offshore Partners LP

We have audited the combined financial statements of Knutsen Shuttle Tankers 14 AS and Knutsen Shuttle Tankers 15 AS, which comprise the combined balance sheets as of December 31, 2013 and 2012, and the related combined statements of operations, combined statements of owner’s equity and combined statements of cash flows for the years then ended, and the related notes to the combined financial statements.

Management’s Responsibility for the Combined Financial Statements

Management is responsible for the preparation and fair presentation of the combined financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the combined financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the combined financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the combined financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the combined financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the combined financial statements.

Opinion

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Knutsen Shuttle Tanker 14 AS and Knutsen Shuttle Tanker 15 AS as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ Ernst & Young AS

Bergen, Norway

June 23, 2014

Knutsen Shuttle Tankers 14 AS and Knutsen Shuttle Tankers 15 AS

Combined Statements of Operations

For the Years Ended December 31, 2013 and 2012

(U.S. Dollars in thousands)

	Year Ended December 31,
	2013	2012
Time charter revenues	$12,451	$—
Total revenues (Notes 2(d), 4, 5, and 13)	12,451	—
Operating expenses: (Note 13)
Vessel operating expenses (Note 2(d))	3,759	1
Depreciation and amortization (Note 9)	3,303	—
General and administrative expenses	100	72

Total operating expenses	7,162	73

Operating income	5,289	(73)

Finance income (expense): (Notes 2(e) and 13)
Interest income	1	1
Interest expense (Notes 6(a), 9(a) and 13)	(2,293)	(2)
Other finance expense (Note 6(b))	(749)	(18)
Net gain (loss) on foreign currency transactions	748	(293)

Total finance expense	(2,293)	(312)

Income (loss) before income taxes	2,996	(385)
Income tax benefit (expense) (Note 12)	—	—

Net income (loss)	$2,996	$(385)

A Statement of Other Comprehensive Income (Loss) has not been presented as there are no items recognized in other comprehensive income (loss).

The accompanying notes are an integral part of these financial statements

Knutsen Shuttle Tankers 14 AS and Knutsen Shuttle Tankers 15 AS

Combined Balance Sheets

As of December 31, 2013 and 2012

(U.S. Dollars in thousands)

	December 31,
	2013	2012
Assets
Current assets:
Cash and cash equivalents (Notes 2(f) and 7)	$11,841	$228
Trade accounts receivable, less allowance for doubtful accounts of $0 in 2013 and $0 in 2012	3,777	—
Receivables from owners and affiliates	775	—
Inventories (Note 2(h))	289	—
Other current assets (Notes 2(i) and 8(b))	1,641	1,325

Total current assets	18,323	1,553

Long-term assets:
Vessels and equipment (Notes 2(j), 2(k), 2(l), and 9):
Vessels	287,486	—
Vessels under construction	—	126,663
Less accumulated depreciation and amortization	(3,303)	—

Net property, plant, and equipment	284,183	126,663

Deferred debt issuance cost (Note 2(m))	4,114	4,301

Total assets	$306,620	$132,517

Liabilities and Owner’s Equity
Current liabilities:
Trade accounts payable	$580	$28
Accrued expenses (Note 10)	1,830	584
Current portion of long-term debt (Notes 7 and 11)	19,500	2,438
Prepaid charter and deferred revenue (Note 2(o))	1,487	—
Payables to owners and affiliates	7,065	9,667
Other current liabilities	—	218

Total current liabilities	30,462	12,935

Long-term liabilities:
Long-term debt (Notes 7 and 11)	212,063	73,269
Other long-term liabilities	5,518	—

Total liabilities	248,043	86,204

Commitments and contingencies (Notes 2(p) and 14)
Equity:
Share capital, par value $366.3, 200 shares issued at December 31, 2013 and 2012	73	73
Share premium	43,077	43,077
Other paid in equity	11,229	1,961
Retained earnings	4,198	1,202
Total equity	58,577	46,313

Total liabilities and equity	$306,620	$132,517

The accompanying notes are an integral part of these financial statements.

Knutsen Shuttle Tankers 14 AS and Knutsen Shuttle Tankers 15 AS

Combined Statements of Owner’s Equity

For the Years Ended December 31, 2013 and 2012

(U.S. Dollars in thousands)

	Share Capital (1)	Share Premium	Other Paid-in Equity	Retained Earnings	Total Equity
Equity as of January 1, 2012	$73	$43,077	$—	$1,587	$44,737
Net loss for the year	—	—	—	(385)	(385)
Group contribution	—	—	1,961	—	1,961
Total equity as of December 31, 2012	73	43,077	1,961	1,202	46,313
Net income for the year	—	—	—	2,996	2,996
Group contribution	—	—	9,268	—	9,268
Total equity as of December 31, 2013	$73	$43,077	$11,229	$4,198	$58,577

(1)	All shares have the same rights in the Companies.

The accompanying notes are an integral part of these financial statements.

Knutsen Shuttle Tankers 14 AS and Knutsen Shuttle Tankers 15 AS

Combined Statements of Cash Flows

For the Years Ended December 31, 2013 and 2012

(U.S. Dollars in thousands)

	Year Ended December 31,
	2013	2012
Cash flows provided by operating activities:
Net income (loss)	$2,996	$(385)
Adjustments to reconcile net income (loss) to cash provided by operating activities:
Depreciation and amortization	3,303	—
Amortization of deferred debt issuance cost	331	—
Unrealized (gain) loss on foreign currency transactions	(345)	346
Other items	7,005	—
Changes in operating assets and liabilities
Decrease (increase) in trade accounts receivable	(3,777)	—
Decrease (increase) in receivables from owner and affiliates	(775)	—
Decrease (increase) in inventories	(289)	—
Decrease (increase) in other current assets	(118)	(397)
Increase (decrease) in trade accounts payable	552	(54)
Increase (decrease) in payable to owners and affiliates	7,065	—
Increase (decrease) in accrued expenses	1,246	365
Increase (decrease) in other liabilities	(218)	218

Net cash provided by operating activities	16,976	93

Cash flows from investing activities:
Disposals (additions) to vessel and equipment	(160,054)	(46,334)

Net cash used in investing activities	(160,054)	(46,334)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	158,294	39,035
Repayment of long-term debt	(2,438)	—
Payments of debt issuance cost	(1,111)	(2,023)
Changes in payables to owners and affiliates	(9,327)	7,343
Contributions from/distribution to owner, net	9,268	1,961

Net cash provided by (used in) financing activities	154,686	46,316

Effect of exchange rate changes on cash	5	(6)
Net increase (decrease) in cash and cash equivalents	11,613	69
Cash and cash equivalents at the beginning of the year	228	159

Cash and cash equivalents at the end of the year	$11,841	$228

The accompanying notes are an integral part of these financial statements.

1) Description of Business

Knutsen Shuttle Tankers 14 AS and Knutsen Shuttle Tankers 15 AS (hereafter referred as the “Companies”) own the 123,000 DWT Suez-max shuttle tanker, Hilda Knutsen, and the 123,000 DWT Suez-max shuttle tanker, Torill Knutsen, respectively, delivered from Hyundai Heavy Industries (HHI) Shipyard in South Korea on August 5, 2013 and November 4, 2013.

Knutsen Shuttle Tankers 14 AS was established on March 25, 2011 to take ownership of one building contract for one 123,000 DWT Suez-max shuttle tanker, Hilda Knutsen, delivered on August 5, 2013. Knutsen Shuttle Tankers 15 AS was established on June 1, 2011 to take ownership of one building contract for one 123,000 DWT Suez-max shuttle tanker, Torill Knutsen, delivered on November 4, 2013. Both the Hilda Knutsen and the Torill Knutsen (the “Vessels”) are on time-charter contracts to Eni Trading and Shipping S.p.A. (“Eni”), for operation primarily on the Goliat offshore oil field outside northern Norway on a five-year time-charter agreement with five one-year-options. In the case of the charter for the Torill Knutsen, Eni has the option, at any time before May 31, 2016, to extend the charter term to ten years in exchange for a reduction in the hire rate.

The Companies are owned by Knutsen NYK Offshore Tankers AS (“KNOT”), and are operating as an integrated part of KNOT. KNOT is owned 50% by TS Shipping Invest AS (“TSSI”) and 50% by Nippon Yusen Kaisha (“NYK”). Technical and commercial management of the vessels have been subcontracted to Knutsen OAS Shipping AS (“KOAS”) up to July 1, 2012 and thereafter by KNOT Management AS, a 100% owned subsidiary of KNOT. KOAS is controlled 99% by TSSI.

There are no employees in the Companies and daily operation is managed by KNOT Management AS.

2) Summary of Significant Accounting Policies

(a) Basis of Preparation

The combined financial statements are prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

(b) Reporting Currency

The combined financial statements are prepared in the reporting currency of U.S. Dollars. The functional currency of the Companies is the U.S. Dollar, because both entities operate in the international shipping market all revenues are U.S. Dollars denominated and the majority of the expenditures are made in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. As of the balance sheet dates, monetary assets and liabilities that are denominated in currencies other than the U.S. Dollar are translated to reflect the year-end exchange rates. Resulting gains and losses are reflected separately in the accompanying combined statements of operations.

(c) Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the useful lives and impairment of Vessels, drydocking, and income taxes.

(d) Revenues and Operating Expenses

The Companies recognize revenues from time charters as operating leases on a straight-line basis over the term of the charter, net of any commissions. Under time charters, revenue is not recognized during days the Vessel is off-hire. Revenue is recognized from delivery of the Vessel to the charterer, until the end of the contract period. Under time charters, the Companies are responsible for providing the crewing and other services related to the Vessel’s operations, the cost of which is included in the daily hire rate, except when off-hire. Fees received from customers for customized equipment are deferred and recognized over the contract period. The Companies recognize revenues from spot contracts as voyage revenues using the percentage of completion method on a discharge-to-discharge basis.

Voyage expenses are all expenses unique to a particular voyage, including bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls and agency fees. Voyage expenses are paid by the customer under time charters.

Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. Vessel operating expenses are paid by the Companies for time charters and during off-hire and are recognized when incurred.

As further discussed in Note 13—Related Party Transactions, related parties have provided the management services for the Vessels and employ the crews that work on the Vessels. The Companies have no direct employees and, accordingly, are not liable for any pension or post-retirement benefits.

(e) Financial Income (Expense)

Interest expenses incurred on the Companies’ debt incurred during the construction of the Vessels exceeding one year are capitalized during the construction period.

(f) Cash and Cash Equivalents

The Companies consider all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

(g) Trade Accounts Receivable

Accounts receivable are recorded at the invoiced amount and do not bear interest. Under terms of the current time charters, the customers are committed to pay for the full month’s charter the first day of each month. See Note 2(o) —Summary of Significant Accounting Policies: Prepaid Charter and Deferred Revenue. The allowance for doubtful accounts is the Companies’ best estimate of the amount of probable credit losses in existing accounts receivable. The Companies establish provisions for doubtful accounts on a case-by-case basis when it is unlikely that required payments of specific amounts will occur. In establishing these provisions, the Companies consider the financial condition of the customer as well as specific circumstances related to the receivable. Receivable amounts determined to be unrecoverable are written-off. There were no provisions as allowance for doubtful accounts or amounts written-off against the allowance for doubtful accounts as of December 31, 2013 and 2012. The Companies do not have any off-balance-sheet credit exposure related to their customers.

(h) Inventories

Inventories, which are comprised principally of lubricating oils, are stated at the lower of cost or market. For vessels on time charters, there are no bunkers, as the charterer supplies the bunkers, which principally consist of fuel oil. Cost is determined using the first-in, first-out method for all inventories.

(i) Other Current Assets

Other current assets principally consist of prepaid expenses, the current portion of deferred cost and other receivables.

(j) Vessels and Equipment

Vessels and equipment are stated at the historical acquisition or construction cost, including capitalized interest, supervision and technical and delivery cost, net of accumulated depreciation and impairment loss, if any. Expenditures for subsequent conversions and major improvements are capitalized, provided that such costs increase the earnings capacity or improve the efficiency or safety of the vessels.

Generally, the Companies drydock each vessel every 60 months until the vessel is 15 years old and every 30 months thereafter, as required for the renewal of certifications issued by classification societies. For vessels operating on time charters, the Companies capitalize the costs directly associated with the classification and regulatory requirements for inspection of the vessels, major repairs and improvements incurred during drydocking. Drydock cost is amortized on a straight-line basis over the period until the next planned drydocking takes place. The Companies expense costs related to routine repairs and maintenance performed during drydocking or as otherwise incurred. For vessels that are newly built or acquired, an element of the cost of the vessel is initially allocated to a drydock component and amortized on a straight-line basis over the period until the next planned drydocking. When significant drydocking expenditures occur prior to the expiration of this period, the Companies expense the remaining unamortized balance of the original drydocking cost in the month of the subsequent drydocking. For vessels operating on bareboat charters, the charter party bears the cost of any drydocking.

Depreciation on vessels and equipment is calculated on a straight-line basis over the asset’s estimated useful life, less an estimated residual value, as follows:

Useful Life
Hull	25 years
Anchor-handling, loading and unloading equipment	25 years
Main/auxiliary engine	25 years
Thruster, dynamic positioning systems, cranes and other equipment	25 years
Drydock costs	2.5–5 years

A Vessel is depreciated to its estimated residual value, which is calculated based on the weight of the ship and estimated steel price. Any cost related to the disposal is deducted from the residual value.

(k) Capitalized Interest

Interest expense incurred on the Companies’ debt during the construction of the Vessels exceeding one year is capitalized during the construction period.

(l) Impairment of Long-Lived Assets

Vessels and equipment, vessels under construction and intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group to be tested for possible impairment, the Companies first compare undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.

(m) Debt Issuance Costs

Debt issuance costs, including fees, commissions and legal expenses, are deferred. Debt issuance costs of term loans are amortized over the term of the relevant loan. Amortization of debt issuance costs is included in interest expense.

(n) Income Taxes

The tax expense in the income statement includes both tax payable and changes in deferred tax. Deferred tax is calculated at 28% on the basis of temporary differences between accounting and tax values and tax loss carried forward at the year end. Tax increasing and tax reducing temporary differences which reverse or may be reversed in the same period are assessed and netted. The Companies are subject to the Norwegian Tonnage Tax regime (“the tonnage tax regime”). Under the tonnage tax regime, the tax is based on the tonnage of the vessel and the operating income is tax free. The net financial income and expense remains taxable as ordinary income tax for entities subject to the tonnage tax regime. Tonnage tax is classified as an operating expense. To be within the scheme the Companies should meet certain requirements, such as only ownership of ship/ shares in the shipping companies, and only own certain types of financial assets.

(o) Prepaid Charter and Deferred Revenue

Under terms of the time charters, the customer pays for the month’s charter the first day of each month and that is recorded as prepaid charter revenues. Deferred revenues for fees received from customers for customized equipment are classified as prepaid charter and deferred revenue for the current portion and as other long-term liabilities for the non-current portion.

(p) Commitments, Contingencies and Insurance Proceeds

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. See Note 14—Commitments and Contingencies.

Insurance claims for property damage for recoveries up to the amount of loss recognized are recorded when the claims submitted to insurance carriers are probable of recovery. Claims for property damage in excess of the loss recognized and for loss off-hire are considered gain contingencies, which are generally recognized when the proceeds are received.

(q) Fair Value Measurements

The Companies utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Companies determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

•	Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

•	Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

•	Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

(r) Recently Issued Accounting Standards

In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2011-04, Fair Value measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (“ASU 2011-04”). The new standards do not extend the use of fair value but, rather, provide guidance about how fair value should be applied where it already is required or permitted under International Financial Reporting Standards (“IFRS”) or U.S. GAAP. For U.S. GAAP, most of the changes are clarifications of existing guidance or wording changes to align with IFRS. A public entity is required to apply ASC 2011-04 prospectively for interim and annual periods beginning after December 5, 2011. The adoption of ASU 2011-04 did not have a material impact on the Companies’ combined financial statements.

In December 2011, the FASB issued ASU No. 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities (“ASU 2011-11”). ASU 2011-11 requires an entity to disclose information about offsetting and related arrangements to enable users of financial statements to understand the effect of those arrangements on its financial position, and to allow investors to better compare financial statements prepared under U.S. GAAP with financial statements prepared under IFRS. The new standards are effective for annual periods beginning January 1, 2013, and interim periods within those annual periods. Retrospective application is required. The Companies adopted the provisions of ASU 2011-11 as of January 1, 2013. The adoption of ASU 2011-11 did not have a material impact on the Companies’ combined financial statements.

In February 2013, the FASB issued ASU No. 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (“ASU 2013-02”). ASU 2013-02 requires reporting and disclosure about changes in accumulated other comprehensive income (“AOCI”) balances and reclassifications out of AOCI. For public companies, the ASU is effective prospectively for fiscal years and interim periods within those years beginning after December 15, 2012. The adoption of ASU 2013-02 did not have a material impact on the Companies’ combined financial statements.

There are no recent accounting pronouncements issued whose adoption would have a material impact on the Companies’ financial statements in the current year or are expected to have a material impact on future years.

3) Significant Risks and Uncertainties Including Business and Credit Concentrations

Each of the Vessels is currently employed under long-term fixed charters, which mitigates earnings risk. The Companies’ operational results are dependent on the worldwide market for shuttle tankers and timing of entrance into long-term charters. Market conditions for shipping activities are typically volatile, and, as a consequence, the hire rates may vary from year to year. The market is mainly dependent upon two factors: the supply of vessels and the overall growth in the world economy. The general supply of vessels is a combination of newbuilds, demolition activity of older vessels and legislation that limits the use of older vessels or new standards for vessels used in specific trades.

The Companies did not incur any loss relating to their customers during the years ended December 31, 2013, and 2012.

The following table presents revenues and percentage of combined revenues for customers that accounted for more than 10% of the combined revenues during the years ended December 31, 2013, and 2012.

	Year Ended December 31,
(U.S. Dollars in thousands)	2013		2012
Eni Trading and Shipping S.p.A	$12,451	100%	$—	0%

The Companies have financial assets that expose them to credit risk arising from possible default by a counterparty. The Companies consider their counterparties to be creditworthy financial institutions and do not expect any significant loss to result from non-performance by such counterparties. The maximum loss due to credit risk that the Companies would incur if counterparties failed completely to perform would be the carrying value of cash and cash equivalents and trade accounts receivable. The Companies, in the normal course of business, do not demand collateral from their counterparties.

4) Operating Leases

The time charters of the vessels with third parties are accounted for as operating leases. The minimum contractual future revenues to be received from time charters as of December 31, 2013, were as follows:

(U.S. Dollars in thousands)
2014	$44,472
2015	44,472
2016	44,472
2017	44,472
2018	32,188
2019 and thereafter	0

Total	$210,076

•	Knutsen Shuttle Tanker 14 AS owns the vessel, Hilda Knutsen, a shuttle tanker built in 2013 that is currently operating under a time charter that expires in August 2018, with Eni, with five one-year-options to extend until August 2023.

•	Knutsen Shuttle Tanker 15 AS owns the vessel, Torill Knutsen, a shuttle tanker built in 2013 that is currently operating under a time charter that expires in November 2018, with Eni, with five one-year-options to extend until November 2023. In the case of the charter for the Torill Knutsen, Eni has the option, at any time before May 31, 2016, extend the charter term to ten years in exchange for a reduction in the hire rate.

5) Segment Information

The Companies have not presented segment information as they consider their operations to occur in one reportable segment, the shuttle tanker market. In time charters, the charterer, not the Companies, controls the choice of which trading areas the vessel will serve. Accordingly, the Companies’ management, including the chief operating decision makers, does not evaluate performance according to geographical region.

During 2013, the vessels operated under two charters. See Note 3—Significant Risks and Uncertainties Including Business and Credit Concentrations for revenues from customers accounting for over 10% of the combined revenue. In both time charters, the charterer controls the choice of which trading areas the Vessels will serve. Accordingly, the Companies’ management, including the chief decision makers, do not evaluate performance according to geographical region.

6) Finance Income (Expense)

(a) Interest Expense

A reconciliation of total interest cost to interest expense as reported in the statement of operations for the years ended December 31, 2013 and 2012 is as follows:

(U.S. Dollars in thousands)	2013	2012
Interest cost capitalized	$2,762	$2,557
Interest expense	2,293	2

Total interest cost	$5,055	$2,559

(b) Other Finance Expense

The following table presents the other finance expense for the years ended December 31, 2013 and 2012:

(U.S. Dollars in thousands)	2013	2012
Bank fees, charges and external guarantee costs	$76	$18
Related party guarantee commission	673	—

Total other finance expense	$749	$18

7) Fair Value Measurements

(a) Fair Value of Financial Instruments

The following table presents the carrying amounts and estimated fair values of the Companies’ financial instruments as of December 31, 2013 and 2012. Fair value is defined as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

	December 31, 2013		December 31, 2012
(U.S. Dollars in thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:
Cash and cash equivalents	$11,841	$11,841	$228	$228
Financial liabilities:
Long-term debt, current and non-current	231,563	232,894	75,707	74,162

The carrying amounts shown in the table above are included in the Companies’ balance sheets under the indicated captions. The carrying value of trade accounts receivable, trade accounts payable and receivables/payables to owners and affiliates approximate their fair value.

The fair values of the financial instruments shown in the above table as of December 31, 2013 and 2012 represent the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date. Those fair value measurements maximize the use of observable inputs. However, in situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects the Companies’ own judgment about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by the Companies based on the best information available in the circumstances, including expected cash flows, appropriately risk-adjusted discount rates and available observable and unobservable inputs.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

•	Cash and cash equivalents: The fair value of the Companies’ cash balances approximates the carrying amounts due to the current nature of the amounts.

•	Long-term debt: With respect to long-term debt measurements, the Companies use market interest rates and adjust that rate for all necessary risks, including its own credit risk. In determining an appropriate spread to reflect its credit standing, the Companies considered interest rates currently offered to KNOT for similar debt instruments of comparable maturities by KNOT’s and the Companies’ bankers as well as other banks that regularly compete to provide financing to the Companies.

(b) Fair Value Hierarchy

The following table presents the placement in the fair value hierarchy of assets and liabilities that are measured at fair value on a recurring basis (including items that are required to be measured at fair value or for which fair value is required to be disclosed) as of December 31, 2013 and 2012:

		Fair Value Measurements at Reporting Date Using
(U.S. Dollars in thousands)	December 31, 2013	Quoted Price in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial assets:
Cash and cash equivalents	$11,841	$11,841	$—	$—
Financial liabilities:
Long-term debt, current and non-current	232,894	—	232,894	—

		Fair Value Measurements at Reporting Date Using
(U.S. Dollars in thousands)	December 31, 2012	Quoted Price in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial assets:
Cash and cash equivalents	$228	$228	$—	$—
Financial liabilities:
Long-term debt, current and non-current	74,162	—	74,162	—

The Companies’ accounting policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer. There were no transfers into or out of Level 1, Level 2 or Level 3 as of December 31, 2013 and 2012.

8) Trade Accounts Receivables

(a) Trade Accounts Receivables

Trade accounts receivable are presented net of provisions for doubtful accounts. As of December 31, 2013 and 2012, there was no provision for doubtful accounts.

(b) Other Current Assets

Other current assets consist of the following:

	Year Ended December 31,
(U.S. Dollars in thousands)	2013	2012
Refund of value added tax	$88	$206
Prepaid expenses	43	—
Current portion of deferred debt issuance cost	1,120	923
Other receivable	390	196

Total other current assets	$1,641	$1,325

9) Vessels and Equipment

(U.S. Dollars in thousands)	Vessel & equipment	Vessel under construction	Accumulated depreciation	Net vessels
Balance December 31, 2011	$—	$79,533	$—	$79,533

Additions	—	47,130	—	47,130
Drydock costs	—	—	—	—
Transfer from vessels under construction	—	—	—	—
Disposal	—	—	—	—
Depreciation	—	—	—	—

Balance December 31, 2012	$—	$126,663	$—	$126,663

Additions	—	155,823	—	155,823
Drydock costs	5,000	—	—	5,000
Transfer from vessels under construction	282,486	(282,486)	—	—
Disposal	—	—	—	—
Depreciation	—	—	(3,303)	(3,303)

Balance December 31, 2013	$287,486	—	$(3,303)	$284,183

As of December 31, 2013 and 2012, Vessels with a book value of $ 287.5 million and $ 126.7 million, respectively, are pledged as security held as a guarantee for the Companies’ long-term debt. See Note 11—Long-Term Debt.

Drydocking activity for the years ended December 31, 2013 and 2012 is summarized as follows:

	Year Ended December 31,
(U.S. Dollars in thousands)	2013	2012
Balance at the beginning of the year	$—	$—
Costs incurred for drydocking	5,000	—
Drydock amortization	(291)	—

Balance at the end of the year	$4,709	$—

10) Accrued Expenses

The following table presents accrued expenses as of December 31, 2013 and 2012:

	Year Ended December 31,
(U.S. Dollars in thousands)	2013	2012
Operating expenses	$670	$163
Interest expenses	1,160	421

Total accrued expenses	$1,830	$584

11) Long-Term Debt

Long-term debt as of December 31, 2013 and 2012 consisted of following:

(U.S. Dollars in thousands)	Vessel	December 31, 2013	December 31, 2012
$117 million Loan facility	Hilda Knutsen	$114,563	$44,359
$117 million Loan facility	Torill Knutsen	117,000	31,348

Total long-term debt		231,563	75,707
Less current installments		19,500	2,438

Long-term debt, excluding current		$212,063	$73,269

Hilda Facility

The $117 million secured loan facility (the “Hilda Facility”) is repayable in quarterly installments over five years with a final balloon payment due at maturity in August 2018. The Hilda Facility bears interest at LIBOR plus a fixed margin of 2.5%.

The Hilda Knutsen , assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the Hilda Facility. KNOT is the sole guarantor.

The Hilda Facility contains the following financial covenants:

•	Market value of the Hilda Knutsen to be no less than 100% of the outstanding balance under the Hilda Facility for the first 4 years and 125% for the 5th year;

•	Positive working capital of the borrower and of KNOT and its subsidiaries on a consolidated basis (“KNOT Group”);

•	Minimum liquidity of (i) $2 million for the borrower; (ii) $25 million for the guarantor, and (iii) 4% of interest bearing debt for the KNOT Group;

•	Minimum book equity ratio for the KNOT Group of 22.5 % until December 31, 2014, and thereafter 25%; and

•	EBITDA must exceed interest payable, any amounts payable for the interest rate swaps and debt installments for the KNOT Group calculated on a four quarter rolling basis.

The Hilda Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default.

The borrower and the guarantor were in compliance with all covenants as of December 31, 2013. However, as of December 31, 2012, a waiver was obtained for the Hilda Facility for KNOT Group’s compliance with the EBITDA covenant for all interim and annual periods from December 31, 2011 to January 31, 2014. In addition, the minimum book equity ratio for the KNOT Group was reduced from 22.5% to 19% for all interim and annual periods starting December 31, 2012 to January 31, 2014. Except for the EBITDA covenant covered by the waiver, the borrower, the guarantor and KNOT Group were in compliance with all covenants, as amended, as of December 31, 2012.

Torill Facility

The $117 million secured loan facility (the “Torill Facility”) is repayable in quarterly installments over five years with a final balloon payment due at maturity in November 2018. The Torill Facility bears interest at LIBOR plus a fixed margin of 2.75%.

The Torill Knutsen, assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the Hilda Facility. Knutsen NYK Offshore Tankers AS is the sole guarantor.

The Torill Facility contains the following financial covenants:

•	Market value of the Torill Knutsen to be no less than 100% of the outstanding balance under the Torill Facility for the first 4 years and 125% for the 5th year;

•	Positive working capital of the borrower and KNOT Group;

•	Minimum liquidity of (i) $2 million for the borrower; (ii) $25 million for the guarantor, and (iii) 4% of interest bearing debt for the KNOT Group;

•	Minimum book equity ratio for the KNOT Group of 22.5 % until December 31, 2014, and thereafter 25%; and

•	EBITDA must exceed interest payable, any amounts payable for the interest rate swaps and debt installments for the KNOT Group calculated on a four quarter rolling basis.

The Torill Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default.

The borrower and the guarantor were in compliance with all covenants as of December 31, 2013. However, as of December 31, 2012, a waiver was obtained for the Torill Facility for KNOT Group’s compliance with the EBITDA covenant for all interim and annual periods from December 31, 2011 to January 31, 2014. In addition, the minimum book equity ratio for the KNOT Group was reduced from 22.5% to 19% for all interim and annual periods starting December 31, 2012 to January 31, 2014. Except for the EBITDA covenant covered by the waiver, the borrower, the guarantor and KNOT Group were in compliance with all covenants, as amended, as of December 31, 2012.

The total outstanding debt as of December 31, 2013 is repayable as follows:

(US $ in thousands)
2014	$19,500
2015	19,500
2016	19,500
2017	19,500
2018 and thereafter	153,563
Total	$231,563

12) Income Taxes

Components of Current and Deferred Tax Expense (Benefit)

The Companies are subject to the Norwegian Tonnage Tax regime (“the tonnage tax regime”). Under the tonnage tax regime, the tax is based on the tonnage of the vessel and the operating income is tax free. The net financial income and expense remains taxable as ordinary income tax for entities subject to the tonnage tax regime. Tonnage tax is classified as an operating expense. Tonnage tax amounted to $13,000 in 2013 and $0.0 in 2012.

	Year Ended December 31,
(US $ in thousands)	2013	2012
Income (loss) before income taxes	$2,996	$(385)
Income tax expense (benefit)	—	—
Effective tax rate	0%	0%

A valuation allowance for deferred tax assets is recorded when it is more likely than not that some of or all of the benefit from the deferred tax asset will not be realized. The valuation allowances relate to the financial loss carry forwards and other deferred tax assets for tonnage tax that, in the judgment of the Companies, are more-likely-than not to be realized reflecting the Companies’ cumulative loss position for tonnage tax. In assessing the realizability of deferred tax assets, the Companies consider whether it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized taking into account all the positive and negative evidence available, and there is no deferred tax assets recognized as of December 31, 2013 and December 31, 2012.

The financial loss carry forwards for tonnage tax have no expiration dates.

The Companies’ Norwegian income tax returns are subject to examination by Norwegian tax authorities going back ten years from 2013. The Companies had no unrecognized tax benefits as of December 31, 2013 and 2012. During the years ended December 31, 2013 and 2012, the Companies did not incur any interest or penalties on its tax regime.

13) Related Party Transactions

(a) Related Parties

The Companies are owned 100% by KNOT. KNOT is owned 50% by TSSI and 50% by NYK. TSSI also controls 99% of KOAS, which subcontracts services to Knutsen OAS Management AS, which served as the vessel management companies for KNOT and its subsidiaries until June 30, 2012. As of July 1, 2012, KNOT Management AS, a 100% owned subsidiary of KNOT, assumed responsibility for the commercial and technical management of the Vessels.

The Companies have been charged by KNOT, KOAS and TSSI for commercial services related to the charters, technical and operational support related to the operation of the Vessels, certain administrative costs and finance fees, as well as fees for shipyard supervision for the Vessels under construction. The amounts of such costs and expenses included in the combined statements of operations for the years ended December 31, 2013, and 2012 are as follows:

	Years Ended December 31,
(U.S. Dollars in thousands)	2013	2012
Statements of operations:
Time charter revenues:
Commercial commission fee from KNOT to Vessels (1)	$154	$—
Operating expenses:
Technical and operational management fee from KOAS and KNOT to Vessels (2)	244	—
General and administrative expenses:
Administration fee from KNOT (3)	60	61
Accounting service fee from KNOT (4)	7	7
Finance expense:
Interest expense charged from KNOT (5)	86	—
Guarantee commission from KNOT to Vessels (6)	673	—

Total	$1,224	$68

	Years Ended December 31,
(U.S. Dollars in thousands)	2013	2012
Balance sheets:
Vessels:
New building supervision fee from KOAS to Vessels (7)	$2,350	$2,500
Licensing of technology fees from TSSI to Vessels (8)	1,080	2,520
Interest capitalized charged from KNOT to subsidiaries (9)	395	491

Total	$3,825	$5,511

(1)	Commercial commission fee from KNOT to Vessels: KNOT provides commercial services related to negotiating and maintaining the charters. KNOT invoices a fixed percentage of revenue as a commercial commission fee for these services.
(2)	Technical and operational management fee from KOAS and KNOT to Vessels: KOAS and KNOT provides technical and operational management of the vessels on time charter including crewing, purchasing, maintenance and other operational, bookkeeping and administrative support.
(3)	Administration fee from KNOT: Administration costs include the compensation and benefits of KNOT management and administrative staff as well as other general and administration expenses. Net administration costs are total administration cost plus a 5% margin, reduced for the total fees for services delivered by the administration staffs (the accounting service fees (see (4) below), the financing service fees (see (6) below) and the estimated shareholder costs for KNOT that have not been allocated. As such, the level of net administration costs as a basis for the allocation can vary from year to year based on the administration and financing services offered by KNOT to all the vessels in its fleet each year.
(4)	Accounting service fee from KNOT: KNOT invoiced each subsidiary a fixed fee for the preparation of the statutory financial statements.
(5)	Interest expense charged from, interest income charged to KNOT: KNOT invoiced interest expense (income) for any outstanding payables to (receivable from) owners and affiliates to the vessel-owning subsidiaries. Interest expense has been allocated based upon the allocated payables to owners and affiliates and the historical interest rates charged.
(6)	Guarantee commission from KNOT to Vessels: KNOT was a guarantor for the Companies’ loan facilities (see Note 11—Long-term Debt and Note 13(b)—Related Party Transactions: Guarantees). KNOT invoiced an annual commission to each of the Vessels as a fixed percentage of the outstanding balance as compensation for the guarantee.
(7)	New building supervision fee from KOAS to Vessels: KOAS charges a fixed fee for supervision of each vessel under construction that is invoiced on a straight-line basis over the period of construction. Such fees, along with direct and incremental supervision costs incurred, are capitalized as part of the Vessels under construction.
(8)	Knutsen Ballast Water Treatment installation from TSSI to Vessel: TSSI has developed Knutsen ballast water treatment technology and the system was installed during the construction and all cost is capitalized as part of the Vessels under construction.
(9)	Interest capitalized charged from KNOT to Vessels: KNOT invoiced interest expense for outstanding payables to owners and affiliates to the vessel owning subsidiaries as explained in (5) above. Such interest expense is capitalized for qualifying Vessels under construction.

(b) Guarantees

As of December 31, 2013 and 2012, KNOT is guarantor for the Hilda Facility and Torill Facility.

(c) Transaction with Management

The Companies had no personnel during 2013 and 2012. There has been no direct remuneration to any members of the Board of Directors of KNOT. Trygve Seglem, the President and CEO of KNOT has received $474,000 and $427,000, respectively in salary from KNOT Management AS during 2013 and 2012. He also controls Seglem Holding AS, which has a 100% equity interest of TSSI, which controls KOAS. TSSI owns 50% in KNOT. Trygve Seglem owns 70% of the equity interests in Seglem Holding AS, and each of his daughters, Synnøve Seglem and Jorunn Seglem, each own 15% of the equity interests.

In 2013 and 2012, all remuneration and cost related to the members of the Board of Directors of KNOT was paid directly by the respective owners of KNOT.

NYK, which own 50% of KNOT, has management and administrative personnel on secondment to KNOT starting in March 2011. The cost for such services was $1.3 million in 2013 and $639,000 in 2012. NYK has no other related party transactions with KNOT apart from interest income on financing offered to KNOT.

See this Note 13 – Related Party Transactions Items 3 and 4 for discussion of the allocation principles for KNOT’s administrative costs, including management and administrative staff, included in the combined statements of operations for the two entities.

(d) Amounts Due from (to) Related Parties

Balances with related parties consisted of the following:

(U.S. Dollars in thousands)	At December 31, 2013	At December 31, 2012
Balance Sheets:
Trading balances due from KNOT and affiliates	$775	$—

Amount due from related parties	$775	$—

Trading balances due to KOAS	$143	$—
Trading balances due to KNOT and affiliates	6,922	9,667

Amount due to related parties	$7,065	$9,667

Amounts due from (to) related parties are unsecured and intended to be settled in the ordinary course of business. They primarily relate to vessel management and other fees due to KNOT and KOAS.

14) Commitments and Contingencies

Assets Pledged

As of December 31, 2013 and 2012, Vessels with a book value of $ 287.5 million and $ 126.7 million, respectively, were pledged as security held as guarantee for the Companies’ long-term debt obligations. See Note 11—Long-Term Debt.

Insurance

The Companies maintain insurance to insure against marine and war risks, which include damage to or total loss of the Vessels, subject to deductible amounts that average $0.150 million per Vessel, and loss of hire.

Under the loss of hire policies, the insurer will pay a compensation for the lost hire rate agreed in respect of each Vessel for each day, in excess of 14 deductible days, for the time that the Vessel is out of service as a result of damage, for a maximum of 180 days. In addition, the Companies maintain protection and indemnity insurance, which covers third-party legal liabilities arising in connection with the Vessels’ activities, including, among other things, the injury or death of third-party persons, loss or damage to cargo, claims arising from collisions with other vessels and other damage to other third-party property, including pollution arising from oil or other substances. This insurance is unlimited, except for pollution, which is limited to $1 billion per vessel per incident. The protection and indemnity insurance is maintained through a protection and indemnity association, and as a member of the association, the Companies may be required to pay amounts above budgeted premiums if the member claims exceed association reserves, subject to certain reinsured amounts. If the Companies experience multiple claims each with individual deductibles, losses due to risks that are not insured or claims for insured risks that are not paid, it could have a material adverse effect on the Companies’ results of operations and financial condition.